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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*



                             STONE & WEBSTER, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                   86157210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York 10038
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 20, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 2 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cilluffo Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,484,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,484,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,484,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      10.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 3 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zenith Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             105,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          105,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       105,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      .74%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 4 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank and Irja Cilluffo Foundation, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       10,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 5 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank J. A. Cilluffo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF/00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          15,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,600,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          15,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,600,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,615,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      11.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 6 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Edward C. Meyer (Ret.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,484,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,484,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,484,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      10.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                        AMENDMENT NO. 8 TO SCHEDULE 13D

     This amended statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Stone & Webster, Inc., a Delaware corporation (the "Company"). Items 3, 4 and 5 of a statement on Schedule 13D (as previously amended) filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Zenith Associates, L.P. ("Zenith"), Frank and Irja Cilluffo Foundation, Inc. (the "Foundation"), Frank J. A. Cilluffo and General Edward C. Meyer (Ret.) (collectively, the "Reporting Persons") are amended as follows:

Item 4.  Purpose of Transaction.
         ----------------------

No change except for the addition of the following:

     Cilluffo Associates, by letter dated November 20, 1995, has requested that the Company include a shareholder proposal in its proxy material for the Company's 1996 annual meeting. The text of such letter, proposal and statement in support thereof are filed herewith as Exhibit A.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) and (b)

                       Number of Shares           Percent of
Reporting Person       Beneficially Owned         Class (1)
-------------------    ---------------------      ----------
Mr. Cilluffo           1,615,600(2)(3)(4)(5)           11.36%
Gen. Meyer             1,484,800(2)(5)                 10.44%
Cilluffo Associates    1,484,800(2)(5)                 10.44%
Zenith                   105,800(3)(5)                   .74%
The Foundation            10,000(4)(5)                   .07%

(1) Based on the 14,226,750 Shares outstanding as of September 30, 1995 as reported in the Company's 10-Q for the fiscal quarter ended September 30, 1995.

(2) 1,484,800 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and Gen. Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares.

(3) 105,800 Shares are directly owned by Zenith. Mr. Cilluffo, as managing general partner of Zenith, is deemed to share voting and dispositive power over such Shares.

(4) 10,000 Shares are directly owned by the Foundation. Mr. Cilluffo, as President of the Foundation, is deemed to share voting and dispositive power over such Shares.

(5) Although each of Cilluffo Associates, Zenith, the Foundation and Mr. Cilluffo could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of the Shares owned by each of the others, each such party disclaims such beneficial ownership. To the knowledge of the Reporting Persons, Ms. Cilluffo is not the beneficial owner of Shares.

     (c) No transactions in the Shares were effected by any of the Reporting Persons during the past 60 days.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November 21, 1995



                                  CILLUFFO ASSOCIATES, L.P.

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  Managing General Partner


                                  ZENITH ASSOCIATES, L.P.

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  Managing General Partner


                                  FRANK AND IRJA CILLUFFO FOUNDATION

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  President


                                  /s/ Frank J. A. Cilluffo
                                  ----------------------------------
                                  Frank J. A. Cilluffo


                                  /s/ Edward C. Meyer
                                  ----------------------------------
                                  General Edward C. Meyer (Ret.)

                                                                       EXHIBIT A

                           CILLUFFO ASSOCIATES, L.P.
                                  160 BROADWAY
                                 EAST BUILDING
                           NEW YORK, NEW YORK  10038

                               November 20, 1995

VIA EXPRESS MAIL

Stone & Webster, Incorporated
250 West 34th Street
32nd Floor
P.O. Box 1244
New York, New York  10116
Attention:  Corporate Secretary

Gentlemen and Ladies:

     Cilluffo Associates, L.P. (the "Proponent") hereby submits the following proposal for the vote of the shareholders of Stone & Webster, Inc. (the "Corporation") at the Company's 1996 annual meeting of stockholders. Pursuant to Rule 14a-8 of the regulations under the Securities Exchange Act of 1934, as amended, the Proponent hereby requests that the Corporation include the following proposal, and the statement in support thereof included herein, in the proxy statement to be distributed to the Corporation's stockholders in connection with such annual meeting.

     The Proponent is the beneficial owner of 1,484,800 shares of the Corporation's Common Stock. The dates upon which such securities were acquired are set forth on Exhibit 1 hereto. The Proponent intends to continue the ownership of at least 1% or $1,000 in market value of securities entitled to be voted at such annual meeting, through the date of such annual meeting. Reference is made to the Proponent's Schedule 13D dated February 28, 1994, as most recently amended by Amendment No. 7 thereto dated October 23, 1995, indicating ownership of the required number of securities for more than one year.

                                             Very truly yours,

                                             CILLUFFO ASSOCIATES, L.P.


                                             _________________________________
                                             Frank J.A. Cilluffo
                                             Managing General Partner

Enclosure

                              SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders hereby request the Board of Directors to cause the Corporation to sell, distribute or spin-off (1) all the businesses and assets of the Corporation and its subsidiaries other than its engineering and construction business and (2) all of the real estate owned by the Corporation and its subsidiaries, including but not limited to the following:

 .   A 14 story building with approximately 800,000 square feet of office space at 245 Summer Street, Boston, Massachusetts.
 .   An 8 story office building with approximately 140,000 square feet of office space at 51 Sleeper Street, Boston, Massachusetts.
 .   A 6 story office building with approximately 450,000 square feet of office space at 3 Executive Campus, Cherry Hill, New Jersey.
 .   A 6 story office building with approximately 320,000 square feet of office space at 1430 Enclave Parkway, Houston, Texas.
 .   Approximately 290 acres in or near a corporate office and business center being developed in Tampa, Florida, including 10 buildings comprising approximately 440,000 square feet of space, an office building with approximately 130,000 square feet of space, and approximately 240 acres of developed and vacant land.
 .   A 33 1/3% interest in a 50 megawatt electrical co-generation plant located in Binghamton, New York.
 .   A 94.3% interest in a 200 tons per day paper fiber recycling plant currently under construction in Auburn, Maine.
 .   A 10.42% interest in a plant for the production of oriented strand board currently under construction in Miramichi, New Brunswick, Canada.
 .   Approximately 17.6 million cubic feet of cold storage plant in two facilities in Atlanta, Georgia and approximately 3.5 million cubic feet of cold storage space in a third facility near Rockmart, Georgia. Revenues of the cold storage business were $20,875,000, and operating income was $8,089,000 in the twelve months ended September 30, 1995.


                              SUPPORTING STATEMENT

This proposal is consistent with the suggestions made by Mr. Cilluffo at the Corporation's shareholders meeting in May 1994.

This strategy should strengthen the focus of the Company on its core business should benefit both shareholders and employees. It should contribute to the optimization of the valuation of the Corporation for the benefit of the shareholders and should encourage the ongoing improvement and growth in its prestigious engineering and construction business. Employees who own stock directly or through one or more of the Corporation's employee plans have an opportunity without the influence of management to express their wishes in this regard.